Exhibit 4.43

Agreement for the Purchase of Equity Interest in

Shenzhen Jiedian Technology Co., Ltd.

By

Tianjin Shunshitongda Technology Co., Ltd

September 2017

This “Agreement for the Purchase of Equity Interest in Shenzhen Jiedian Technology Co., Ltd. by Tianjin Shunshitongda Technology Co., Ltd” (The "Agreement ") was signed by the following parties on September X, 2017 (the "Signing Day"):

1.	Tianjin Shunshitongda Technology Co., Ltd ("Purchaser "), a limited liability company established and legally existing under the laws of China with the registered address of Room 773 in Area A ,7th Floor, Reader Building, No. 105, Wensan Road, Dongman Park, Shenngtai city, Tianjin;

2.	Tianjin Cyril Information Technology Co., Ltd. ("Tianjin Cyril"), a limited liability company established and legally existing under the laws of China with the registered address of Room 807-4, 8th floor, Chuangzhi Building, No. 482, Dongman Middle Road, Shenngtai city, Tianjin;

3.	Chengdu Jumeiyoupin Science and Technology Co., Ltd.(“Chengdu Jumeiyoupin”), a limited liability company duly incorporated and existing under the laws of the People’s Republic of China (“China” or the “PRC”), with its legal address at Room 501, 5/F, Building 3, Zone G, Tianfu Software Park, 1800 Yizhou Avenue Middle Section, Chengdu High-tech Zone, Sichuan Province;

4.	Hunan Oceanwing E-commerce Co., Ltd. (“Seller” or “Hunan Oceanwing”), a limited company duly incorporated and existing under the laws of the People’s Republic of China (“China” or the “PRC”), with its legal address at Room 701, 7/F, Building 7, Zhongdian Software Park, 39 Jianshan Road, Changsha High-Tech Industrial Development Zone;

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(Any party to the purchaser, Tianjin Jumei, and Jumeiyoupin is called "Jumei party" individually, collectively referred to as " Jumei parties", the purchaser, Tianjin Cyril, Jumeiyoupin and the purchaser is called "party" separately, collectively referred to as "parties.")

WHEREAS:

1.	Shenzhen Jiedian Technology Co., Ltd. (the “Company” or “Jiedian Technology”) is a limited liability company duly incorporated and existing under the laws of the China, and was established on November 24, 2015. Its business scope includes technology development, technical advice, technology transfer, technical services of computer system; economic and trade consulting, business management consulting; database management; wholesale and import and export business of electronic products and computer-aided equipment (not involving goods of the state-run trade management, for goods that involve quotas and license management, apply for approval according to the relevant provisions of the state ); engaged in advertising business (new examination, approval and registration need to be completed before operating the business that needs advertising business approval according to laws and administrative regulations); machinery and equipment leasing (excluding financial leasing and financial leasing business).

2.	Tianjin Cyril and the Company, Hunan Oceanwing, Chengdu Jumeiyoupin, Shenzhen Haiyi Yuanzhi Management Consulting Partnership Enterprise (Limited Partnership), Shenzhen Qianhai Hongsheng Technology Co., Ltd, Harmonious Development Phase II (Yiwu) Investment Center (Limited Partnership), Shenzhen Luoxuan Tongying Technology Management Co., Ltd., Yang Jinfang, Yang Jun, Shanghai New Alliance Xingheng Venture Capital Management Partnership (Limited Partnership) and Shi Jun signed the Capital Increase Agreement of Tianjin Cyril Information Technology Co. on May 3, 2017. , Ltd for Shenzhen Jiedian Technology Co., Ltd (“Capital Increase Agreement”), agreed that Tianjin Cyril will increase the capital of the company by RMB 300 million and hold 60% equity of the company (“May Capital Increase Transaction”). After the completion of the Street Power Capital Increase transaction in May, the seller had a 18.4% stake in the company.

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3.	On May 10, 2017, Tianjin Cyril, Shanghai New Alliance Xingheng Venture Capital Management Partnership (Limited Partnership) and Shi Jun signed The Stake Purchase Increase Agreement of Tianjin Cyril Information Technology Co., Ltd for Shenzhen Jiedian Technology Co., Ltd, agreed that Tianjin Cyril acquires the Shanghai New Alliance Xingheng Venture Capital Management Partnership (Limited Partnership) and Shi Jun holds a 1.8% and 0.2% stake in the company ("May Jiedian Equity Transfer Transaction"). After the completion of May Capital Increase Transaction, Tianjin Cyril holds a 62% stake in the company.

4.	With the consent of Hunan Oceanwing and other related entities, Tianjin Cyril appointed its related party, Tianjin Shunshitongda Technology Co., Ltd, in July 2017 under the terms of the May Jiedian Capital Increase Transaction and the May Jiedian Equity Transfer Transaction. All rights and obligations are registered and registered as shareholders of the company. After the above changes are completed, Tianjin Shunshitongda Technology Co., Ltd holds 62% of the company's shares.

5.	The seller agrees to transfer the 15.236% equity ("target equity") of the company it holds to the purchaser, and the purchaser agrees to transfer the target equity held by the seller ("this transaction") in accordance with the stipulations of this agreement.

6.	At the same time, the purchaser transferred 3.344% of the company's shares held by Shenzhen Qianhai Hongsheng Technology Co., Ltd., and 1% of the company's shares held by Shenzhen Luoxuan Tongying Technology Management, and 0.5% held by Yang Jun. (The shareholding combined with this transaction is called "September Jiedian Equity Transfer Transaction ").

To this end, the parties to the agreement, based on the principle of equality and mutual benefit, reached the following agreement on this transaction.

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Article 1. Status of the Company's Shareholding

As of the signing date, May Jiedian Capital Increase Transaction and May Jiedian Capital Transfer Transaction have completed closing, but have not yet completed the relevant industrial and commercial change registration. According to the company's latest shareholder list, as of the signing date, the company's shareholding structure is as follows:

Shareholders	Registered Capital (RMB 10,000)	Equity Ratio
Tianjin Shunshitongda Technology Co., Ltd	1756.67	62.00%
Hunan Oceanwing E-commerce Co., Ltd.	521.33	18.40%
Shenzhen Haiyi Yuanzhi Management Consulting Partnership Enterprise (Limited Partnership)	170.00	6.00%
Shenzhen Qianhai Hongsheng Technology Co., Ltd	141.67	5.00%
Harmonious Development Phase II (Yiwu) Investment Center (Limited Partnership)	124.67	4.40%
Yang Jun	56.67	2.00%
Yang Jinfang	34.00	1.20%
Shenzhen Luoxuan Tongying Technology Management Co., Ltd.	28.33	1.00%
Total	2,833.33	100.00%

Article 2. Equity Transfer

2.1 Equity transfer consideration

The purchaser agreed to purchase the company's 9.279% stake in the company (“first batch of equity”) from the seller at a price of RMB 9,278,909. The seller agreed to sell the first batch of the equity to the buyer at a price of RMB 9,278,909. The purchaser promises that the first part of the equity acquired in this transaction will be used for the purpose of motivating the company's existing and future team members.

The purchaser agreed to purchase its 5.597% stake in the company (“second batch of equity”) from the seller at a price of RMB 38,721,091 and the seller agreed to sell the second part of the equity to the purchaser for RMB 38,721,091.

After the transaction was completed, the seller directly held 3.164% of the company's equity, which accounted for RMB896,500 of registered capital.

After the equity incentive transfer transaction, and the September Jiedian equity transfer transaction were completed, the company’s shareholding structure changed as below:

Shareholders	Registered Capital (RMB 10,000)	Equity Ratio
Tianjin Shunshitongda Technology Co., Ltd	2,325.31	82.07%
Hunan Oceanwing E-commerce Co., Ltd.	89.65	3.164%
Shenzhen Haiyi Yuanzhi Management Consulting Partnership Enterprise (Limited Partnership)	170.00	6.00%
Shenzhen Qianhai Hongsheng Technology Co., Ltd	47.20	1.666%
Harmonious Development Phase II (Yiwu) Investment Center (Limited Partnership)	124.67	4.40%
Yang Jun	42.50	1.50%
Yang Jinfang	34.00	1.20%
Total	2,833.33	100.00%

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2.2 Equity transfer consideration payment

The purchaser shall pay the seller's designated account ("Seller-specified account") a consideration of RMB 48 million within 5 working days after all the closing prerequisites described in Article 3.1 and Article 3.2 of this Agreement have been satisfied ("closing "). The day of closing is the "closing date".

Seller-specified account information:

Account holder: Hunan Oceanwing E-commerce Co., Ltd.

Bank: China Construction Bank Changsha Furong Branch

Account number: 43001351061052515003

The parties endeavored to complete closing by November 1, 2017. If the transaction has not been delivered before November 1, 2017, all parties have the right to unilaterally terminate this agreement.

2.3 Transfer of target equity rights and obligations

From the date of closing, the seller no longer has any rights, obligations and responsibilities for the target equity. The rights corresponding to the target equity (including the right to distribute the company's rolling profits), as well as its obligations and responsibilities, shall be enjoyed and assumed by the purchaser accordingly.

2.4 Upon the completion of the capital contribution certificate and the date of completion of the shareholder register, the company shall issue a capital contribution certificate to the purchaser and record the name of the purchaser and the proportion of capital contribution in the company's shareholder register. The capital contribution certificate and shareholder list shall comply with the provisions of the "Company Law of the People's Republic of China" and other laws and regulations.

2.5 Change of Business Registration

The company will complete the registration formalities for the change of industry and commerce within 60 days after the closing date. All parties should cooperate

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Article 3. Prerequisite conditions

3.1 The Jumei Party's fulfillment of the closing obligation shall be conditional upon each of the following conditions ("Jumei Party Closing Prerequisites") being satisfied on or before the Completion Date or having been exempted in writing from the Purchaser:

(1) This agreement has been properly signed by the seller.

(2) The shareholders' meeting of the company has approved the transaction and the articles of association of the company for the purpose of this transaction.

(3) In addition to the seller and purchaser, other shareholders of the company have agreed to the transaction and issued written documents for giving up the right of first refusal to purchase the target equity.

(4) The Seller has obtained the approval of its internal competent authority for this transaction in accordance with the stipulations of its articles of association.

(5) The seller has the right to transfer the target equity, and no pledge or other rights burden is set on the target equity.

3.2 The seller's fulfillment of the closing obligation shall be met on or before the date of closing on each of the following conditions ("Seller Prerequisites for Closing", together with the Jumei Party Prerequisites for Closing, together with the "Prerequisites for Closing") to be satisfied on or before the Seller. Exemption is a prerequisite:

(1) This Agreement has been properly signed by each Jumei Party.

(2) In addition to the seller and the purchaser, other shareholders of the company have agreed to the transaction and issued written documents to waive the exercise of the right of first refusal to purchase the target equity.

(3) Each Jumei Party has obtained approval from its internal competent authority for this transaction in accordance with the stipulations of its respective company's articles of association.

Article 4. The Commitment of All Parties after Signing the Day

4.1 The parties shall actively cooperate with the company and strive to achieve the preconditions (2), (3) and (4) for the closing of the Jumei Party within 30 days after the signing. The seller's preconditions (2) and (3) are satisfied.

4.2 As the May Jiedian Capital Increase Transaction has completed its closing, the Jumei Party has become the controlling shareholder of the company and actually takes over the operation of the company. Jumei Party confirmed that the initial prerequisite for the agreement reached by Hunan Oceanwing and the signing of this agreement is: As of the signing date of this agreement, Hunan Oceanwing Any matter that has been disclosed to Jumei Party or matters that Jumei Party knew or knew during the actual operation of the company after the May Jiedian Capital Increase Transaction closing date to the signing date of this agreement (collectively referred to as "new knowledge") Newly-known matters including, but not limited to, disputes between the existing Hunan Oceanwing and the street-electric technology employees, and the company employees' turnover and product development progress changes due to such disputes), Jumei Party added new Knowledge Matters Abandonment of any and all breach of contract obligations (if any) by Hunan Oceanwing under the May Jiedian Capital Increase Transaction. Therefore, in addition to the provisions of Articles 4.3 and 4.4 of this Agreement, the Jumei Party hereby unconditionally and irrevocably commits to Hunan Oceanwing as follows: Despite any different agreement in the trading agreement of May Jiedian Capital Increase Transaction, the Jumei Party and its A related party shall waive any right to any rights, interests and claims made by Henan Oceanwing with any knowledge of any document currently or at any time in the future based on May Jiedian Capital Increase Transaction, and further confirms, except for 4.3 of this Agreement. In addition to clause 4.4, the rights to recourse, compensation or other requests to Hunan Oceanwing in any form for May Jiedian Capital Increase Transaction are waived.

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4.3 Notwithstanding the provisions of Article 4.2, such items as the following are caused by the Seller’s intentional actions in the course of the company’s business before the May Jiedian Capital Increase Transaction settlement date, and the direct losses or compensation suffered by Jiedian Technology (collectively For "loss") after the May Jiedian Capital Increase Transaction closing date and the amount exceeds RMB 10 million, the relevant loss shall be borne by the seller:

(1) There is a major flaw in the establishment and existence of Street Power Technology, resulting in major losses to Street Power Technology;

(2) Substantial unfavorable changes in the assets, liabilities and finances of Street Tech and its branches;

(3) The account of Jiedian Technology did not accurately, completely and accurately reflect the financial and operating conditions of Jiedian Technology on the relevant account dates in accordance with the requirements of Chinese laws. There were major errors or omissions; the company’s accounts had cash out of hand sales, outside the accounts, Liabilities and company shareholders' use of company funds.

(4) The non-daily major financial expenditure events of undisclosed important assets that have been dealt with or not disclosed by Street Power Technology;

(5) Jiedian Technology has any other significant debt that is not represented in the balance sheet, provides guarantees for others or establishes any mortgages, pledges and other security rights in its property.

(6) Jiedian Technology has a false investment, and Street Power Technology's shareholders are not the legal owners of Street Power Technology.

(7) Prior to the May Jiedian Capital Increase Transaction Closing Date, unless the Jumei Party's written approval or capital increase agreement otherwise provides, Jiedian Technology has the following acts:

a) Exempt from any claims exceeding the amount of RMB 1 million to others or abandon any claim;

b) No material changes to any of the existing contracts or agreements that are unfavorable to the company are disclosed;

c) No major changes have been made to the labor contracts of senior management personnel such as directors, general managers, deputy general managers, financial controllers, and technical managers of any company.

d) Any litigation with the supplier, and the litigation will result in significant losses to the company;

e) In addition to the company's normal business activities, transfer or license others to use the company's intellectual property rights;

f) To pass any resolution of the shareholders' meeting or the board of directors that is different from the routine matters of the company, except for the resolutions that have been formed in order to fulfill the matters recognized by Tianjin Cyril in this agreement;

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g) Announced, paid, prepared to announce, ready to pay any dividends, dividends or other forms of dividends to shareholders;

h) Separation, merger with third parties, acquisition of third party equity, assets or business;

(8) Jiedian Technology did not apply for tax registration in accordance with the law, there was illegal or irregular behavior of the tax, or there was a dispute or dispute with the taxation department. However, matters related to personal income tax of employees were not included in this paragraph.

(9) Jiedian Technology cannot legally own and/or use all its fixed and intangible assets (excluding trademarks and patents) or real estate.

(10) In addition to being disclosed, between the seller and its directors or senior management personnel, or between related parties of the aforementioned persons and Street Power Technology: (i) any contract, undertaking or any proceeding, ongoing or proposed transaction;

(ii) Debt, directly or indirectly, one-way or two-way (except for salaries at the current stage to be paid), promised to provide loans or guarantees; (iii) has direct or indirect interest in contracts signed by companies and companies, or There is a major business relationship (including the purchase, sale, licensing, authorized use, provision of any company's products, intellectual property and other assets and services); (iv) in any company or company competing with the company has direct or indirect ownership interests ( Those who do not obtain more than 1% of the shares through the public securities market, or control such enterprises through loans, agreements, or other means, or serve as senior management personnel, directors, and partners. (vi) Except for disclosures made prior to the May Jiedian Capital Increase Transaction closing date, the selling party invests directly or indirectly through its affiliates to Competitors of Street Power Technologies (including but not limited to the owners of the competitors). , shareholders, actual controllers, partners, or creditors) establish, directly or indirectly through their affiliates, the company's operations to compete with Street Power Technology, but the seller or its affiliates obtain the listed company through the secondary market. Except for stocks.

(11) May Jiedian Capital Increase Transaction completed the signing of all currently valid and significant agreements or contracts signed before the completion of the transaction, because Street Tech did not perform due process and could not perform properly.

(12) In addition to being disclosed to the Jumei Party, Jiedian Technology has administrative sanctions, injunctions, or pending civil, criminal, administrative, or arbitration cases against it by government agencies.

For the avoidance of doubt, the parties further confirmed that the matters listed in this Article 4.3 are not due to the intentional actions of the seller (including, but not limited to, the independence of the management team appointed by the Jiedian Technology team or non-selling party) in the business process of Street Power Technology. The decision or act resulted in, and the resulting loss or compensation was borne by Street Power Technology.

4.4 The parties confirmed that despite the provisions of Article 4.2, the seller’s obligations as an existing shareholder pursuant to the “Capital Increase Agreement” shall be as follows. The Jumei Party shall still have the right if the seller violates the relevant provisions of the Capital Increase Agreement. To investigate the seller’s liability for breach of contract in accordance with the Capital Increase Agreement:

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(1) The seller's obligation to exercise voting rights pursuant to the Jumei Party's Directive pursuant to Article 3.1 of the Capital Increase Agreement;

(2) The seller is an existing shareholder pursuant to Articles 5.3, 5.7, 6.3, 6.7, 6.10 of Annex 1 (Entitlement) and Annex 1 (non-conflict) Annex 1 of the Capital Increase Agreement (Defined in the "Capital Increase Agreement") made by the commitments and guarantees.

Article 5. Statement and Guarantee

Article 5 Statement and Guarantee

5.1 Seller's Declaration and Warranty

(1) The seller is a joint stock limited company legally established and legally existing under the laws of China. The seller has the power and authority to sign and perform this agreement, and has taken all necessary internal or other actions to sign, deliver and perform this agreement.

(2) After this agreement is signed, it will be an effective and binding obligation to the seller.

(3) The seller signs this agreement, fulfills its obligations under this agreement and signs the agreement to be signed under this agreement.

Or any other document related to this Agreement, or fulfilling its obligations under these documents, will not cause it to violate (i) its organizational documents (ii) any governmental decrees, orders, or decisions of the courts, arbitral institutions, Or (iii) any agreement with other third parties.

5.2 The statement and guarantee of Jumei Party

(1) Jumei Party is a legal person who has full civil rights and ability to perform under Chinese law. The United States has the power and authority to sign and execute this agreement, and has taken all necessary internal or other actions to sign, deliver and perform this agreement.

(2) This agreement will become an effective and binding obligation to Jumei Party.

(3) The parties to Jumei Party will not sign this agreement, perform their obligations under this agreement and sign any other documents that will be signed under this agreement or related to this agreement, or fulfill their obligations under these documents, causes it to violate (i) its bylaws or other organizational documents, (ii) any governmental decree, order, or court, arbitral award, or (iii) any agreement with other third parties.

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Article 6. Effectiveness, Additions, Amendments, Changes and Termination of Agreements

6.1	This Agreement takes effect after all parties signing (sealed by the company/enterprise, legal representatives/authorized representatives, and natural persons).

6.2	The parties to this Agreement can modify or change this Agreement by consensus. Any modification or change must be made into a written document, which shall take effect after signing by the parties to this Agreement.

6.3	Except as otherwise stipulated in this Agreement, the parties to this Agreement can jointly terminate this Agreement in written form and determine the effective date.

Article 7. Breach of Contract

Article 8. Governing Law and Dispute Resolution

8.1	The conclusion, validity, interpretation, performance and settlement of disputes of this Agreement shall be governed by and construed in accordance with the laws of China. However, if the published Chinese law does not stipulate specific matters related to this Agreement, it should refer to general international business practices within the scope permitted by Chinese law.

8.2	Any dispute arising from this Agreement or related to this Agreement shall be submitted to the South China International Economic and Trade Arbitration Commission for arbitration in accordance with the current effective arbitration rules of the Association when applying for arbitration. The arbitral decision is final and binding on all parties.

8.3	During the dispute resolution period, Parties continue to have their own other rights under this Agreement and shall continue to perform their corresponding obligations under this Agreement, respect the facts of this transaction, and shall not distort the facts and maliciously defame other signatories.

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Article 9. Notice and Service

9.1	Any notice or other correspondence (“Notice”) sent by a party to other parties in connection with this Agreement shall be in writing and delivered to the notified person at the following address or contact number:

Tianjin Shunshitongda Technology Co., Ltd

Contact: Jiang Zhifeng

Contact number: +18601220207

Mailing address: Room 773 in Area A ,7th Floor, Reader Building, No. 105, Wensan Road, Dongman Park, Tianjin Eco-City;

Tianjin Cyril Information Technology Co., Ltd.

Contact: Jiang Zhifeng

Contact number: +86 10 5676 6980:

Mailing address: Mailing address: Room 807-4, 8/F, Chuangzhi Building, 482 Dongman Zhonglu, Tianjin Eco-City

Chengdu Jumeiyoupin Science and Technology Co., Ltd.

Contact: Jiang Zhifeng

Contact number: +86 10 5676 6980

Mailing address: Room 501, 5/F, Building 3, Zone G, Tianfu Software Park, 1800 Yizhou Avenue Middle Section, Chengdu High-tech Zone, Sichuan, China

Hunan Oceanwing E-commerce Co., Ltd.

Contact: Huang Hai

Contact number: +86 13501239400

Block B, Jianxing Technology Building ,Chaguang Road ,Nanshan District ,Shenzhen

9.2 The various communication methods specified in the preceding paragraph determine the closingtime in the following manner:

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(1)   A notice of personal service is deemed to have been served after the notified party signs;

(2)   A notice by mail should be conducted by registered express mail or EMS. Registered express mail shall be deemed to have been served on the seventh (7th) day after posting. EMS shall be deemed served after the notified party signs.

9.3 If any party's above-mentioned mailing address or notification method changes ("Changed Party"), the Changed Party shall notify the other party within seven (7) days of the change. The Changed Party shall bear the resulting losses if fails to notify in accordance with the contract.

Article 10. Information Disclosure

10.1 The terms and conditions of this Agreement and its appendix (including all clauses and even the existence of this Agreement and any related investment documents) are confidential information, and the parties to this Agreement shall not disclose it to any third party unless otherwise specified.

10.2 After the signing of this Agreement, if any party intends to disclose the transaction in a press conference, industry or professional media, marketing materials or through other means, it shall negotiate with other parties in advance to confirm the unified publicity plan (including but not limited to the scope of information that can be disclosed, press release content, etc.). Without the prior unanimous written consent of the parties, neither party may disclose it to outsiders.

10.3 Any proprietary or confidential information data and materials as well as the contents of this agreement ("Confidential Information") , that each party shall disclose to the relevant company, its business, or to another party, or at any time for the purposes of this Agreement or to establish or operate the company, are kept confidential and must not be disclosed to any parties, companies, professional consultants, and any third parties or persons outside the relevant government departments.

10.4 Notwithstanding the above provisions, the parties have the right to disclose this transaction to their respective investors, partners, fund managers, investment banks, loan investors, accountants, legal advisors, potential investors of goodwill, employees, lenders and business partners, but the premise is that the individual or organization that has obtained the information has agreed to assume the obligation of confidential information.

10.5 The information disclosed in the following circumstances does not apply to the above restrictions:

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(1) Applicable law, any regulatory authority requires disclosure or use;

(2) Any matter requiring disclosure or use in connection with any judicial process arising out of this agreement or any other agreement made under this agreement or reasonably disclosed to a tax authority;

(3) Disclosure to the professional considerations of the parties, but the parties shall require the professional advisors to comply with the provisions of this article regarding the confidential information as if they were parties to the agreement;

(4) The information has entered the public domain for reasons not related to the parties to the agreement or the company;

(5) All other parties have prior written approval for disclosure or use.

If disclosed on the basis of the above reasons (1), (2), the party that disclosed the information should discuss with other parties about the disclosure and submission of information before the disclosure or submission of the information, and should do so under the request of the other party to disclose or submit the information. It may be possible for the information party to keep the disclosed or submitted information confidential.

Article 11. Supplementary Provisions

11.2 The parties to this Agreement shall each bear their own costs and taxes relating to the transactions contemplated by this Agreement. .

11.3 If any provision of this Agreement is invalid or unenforceable due to the Chinese laws to which it applies, the provision shall be deemed to have not existed from the beginning without affecting the validity of other provisions of this Agreement. Each party to this Agreement shall be legal. Negotiates new terms within the scope of the agreement to ensure that the intent of the original provisions is maximized.

11.4 This Agreement is valid for the successors and assignees of the parties, and the above successors and assignees may enjoy the rights and interests under this Agreement.

Unless otherwise agreed in this agreement, without the prior written consent of all parties, the parties shall not allow or transfer any of their rights or obligations under this agreement.

11.5 Except as otherwise provided in this Agreement, the failure by one party to exercise or delay the exercise of its rights, powers or privileges under this Agreement does not constitute a waiver of these rights, powers and privileges. The exercise of these rights, powers and privileges in part or in part will not exclude the exercise of any other rights, powers and privileges.

11.6 "Chinese law" in this Agreement means all laws, administrative regulations, rules, regulations, policy documents, regulations, decisions, policy documents, etc. that are valid in the Chinese government at that time.

11.7 There are 5 originals of this agreement, each party holds one original, all of which have the same legal effect.

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[This page is intentionally left blank, for the signing page of Agreement for the Purchase of Equity Interest in Shenzhen Jiedian Technology Co., Ltd. by Tianjin Shunshitongda Technology Co., Ltd ]

/seal/ Tianjin Shunshitongda Technology Co., Ltd (Official seal)

/s/ Authorized Signatory

Legal representative or duly authorized representative (Signature/seal)

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[This page is intentionally left blank, for the signing page of Agreement for the Purchase of Equity Interest in Shenzhen Jiedian Technology Co., Ltd. by Tianjin Shunshitongda Technology Co., Ltd ]

Tianjin Cyril Information Technology Co., Ltd. (Official seal) /Seal/

/s/ Signatory

Legal representative or duly authorized representative (Signature/seal)

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[This page is intentionally left blank, for the signing page of Agreement for the Purchase of Equity Interest in Shenzhen Jiedian Technology Co., Ltd. by Tianjin Shunshitongda Technology Co., Ltd ]

/seal/ Chengdu Jumeiyoupin Science and Technology Co., Ltd. (Official seal)

/s/ Authorized Signatory

Legal representative or duly authorized representative (Signature/seal)

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[This page is intentionally left blank, for the signing page of Agreement for the Purchase of Equity Interest in Shenzhen Jiedian Technology Co., Ltd. by Tianjin Shunshitongda Technology Co., Ltd ]

Hunan Oceanwing E-commerce Co., Ltd. (Official seal) /Seal/

/s/ Signatory

Legal representative or duly authorized representative (Signature/seal)

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